FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        May, 2003

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ A. David Long A. David Long, Corporate Secretary

Dated:   July 2, 2003

MIMAMAR MINING CORPORATION #300 - 889 Harbourside Drive, North Vancouver, B.C. CANADA V7P 3S1 Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

May 27, 2003	NEWS RELEASE 03-10	MAE - TSE MNG - Amex

Miramar Successfully Extends Boston System to Depths of 1,000m at Hope Bay, Nunavut.
-Hole S03-293 drilled at Boston: 9.0m of 54.7 g/t gold, including 2.9m of 129.5 g/t gold-
-Alteration & Mineralization Analogous to B2, B3 and B4 Zones Intersected at Depth-

VANCOUVER — Miramar Mining Corporation announced today that drilling at the Boston deposit on the Hope Bay project has extended the alteration and stratigraphy that hosts the mineralization in the Boston deposit to depths in excess of 1,000m below surface.

Two holes, for which partial assays are currently available, intersected zones of alteration and quartz veining which seem to correlate with both the B2 and B3 Zones, which host virtually all of the mineral resources at Boston. In addition to extending the zones of alteration, one of the holes intersected significant high grade gold mineralization while the other intersected widespread anomalous gold values, both within a broad zone of alteration. The alteration package appears to be widening at depth and it contains quartz veining and gold mineralization similar to the main zones and upper parts of the B2, B3 and B4 Zones of the Boston system. The Boston deposit contains the largest resource on the Hope Bay belt and holds measured and indicated resources of 687,000 ounces of gold and an additional inferred resource of 901,000 ounces of gold.

“The results from the Boston deep drilling program have greatly exceeded our expectations,” said Tony Walsh, Miramar’s President & CEO. “Not only has the deep drilling at Boston indicated that there is potential to extend the Boston mineralization to depths of over 1,000m, but the scale and intensity of alteration, the presence of quartz veining with abundant visible gold and high grades demonstrates the huge potential of the Boston deposit.”

Preliminary Results

Hole S03-290W intercepted alteration and mineralization zones tentatively correlated with the B2, B3 and B4 Zones at significantly greater depths than previously tested, with associated anomalous gold values. Hole S03-293 intercepted a zone of high grade gold mineralization, including abundant visible gold, within a broader zone of anomalous gold values and alteration that is believed to correlate with the B2 Zone some 300-500m above. Highlights of the geology and assay results available to date are summarized below, while the assay information is detailed in the tables attached.

Hole ID	Intercept (m)	Gold (g/t)

S03-290	0.7	28.1

S03-290W	4.1	2.8
And	0.7	13.7

S03-293	9.0	54.7
Including	5.6	77.6
Including	2.9	129.5

Not all assays are available for S03-290W and S03-293. See details attached.

Boston Deep Drill Program Details

Objectives

As announced on December 9, 2002, the objective of drilling deep at Boston was to determine whether the alteration and shearing that host the mineralization at Boston are present and sufficiently well developed to indicate the Boston system should be pursued to depth. The intent was not to add resources with this program, which would require more detailed in fill drilling, but to demonstrate the depth potential of the Boston mineralizing system. The results to date have exceeded these objectives.

Drilling Progress

The deep drilling program at Boston commenced in mid-March but got off to a slow start due to excessive and unanticipated deviation in the holes. The causes of these initial problems were identified and addressed by the drilling contractor, and coring is now proceeding well. The first deep hole (S03-290) had deflection issues, was reoriented with directional drilling equipment to get back on target and continued as S03-290W to a depth of 1,238m. The second hole was abandoned twice (S03-291 and S03-292) as a result of deflection issues and re-drilled as S03-293 to a depth of 1,614m.

Description of Holes

Hole S03-290/S03-290W was designed to test under the northern part of the Boston deposit at depth, and was drilled from west to east. The hole collared in sediments and, at approximately 500m, intersected a narrow quartz vein west of the main mineralized target with high gold values in S03-290, values which were not repeated in S03-290W drilled just a few meters below.

Hole S03-290W then passed from the sediments into altered volcanics at 736.6m down hole. This sediment-volcanic contact is located at least 100m west of where it was expected based on prior drilling at shallower levels, indicating a significant westward displacement of the contact. The displacement of the contact may be due to a thickening of the volcanic package at depth or to a structural deflection in the stratigraphy.

From 877.1m to 999.9m, hole S03-290W intersected a zone containing moderate to intense dolomite and sericite alteration, with multiple narrow zones of quartz veining and sulphides, and locally anomalous gold values. This zone of altered volcanics with quartz veining, intersected 850m below surface, appears very similar to the B2 Zone and, at this location, is approximately 350m below the base of the Boston mineral resource and more than 250m below the previously deepest BHP drill hole in the B2 Zone. At 1,102m the hole passed through a narrow quartz vein with anomalous gold values that may correlate with the B3 Zone approximately 700m above. At 1,127.6m hole S03-290W passed out of the volcanics into the eastern sediment package and, in the contact area, encountered weak alteration and quartz veining (but no gold values) which may correlate with the B4 Zone, more than 675m deeper than previously intersected. Prior drilling in the shallower portions of the B4 Zone has returned only sporadic gold values.

Hole S03-293 was drilled from east to west, to test under the central portion of the Boston deposit. The hole collared in the eastern sedimentary package and, from 898.7m to 904.35m, intersected a previously unrecognized zone of quartz veining, alteration and low grade gold mineralization. At 1,164.0m to 1,187.3m the hole passed through a weakly altered zone with disseminated sulphides and localized quartz veining immediately east of the contact with the Boston mafic volcanics. This zone is tentatively correlated with the B4 zone, last intercepted some 600m vertically above. From 1,187.3m to 1,418.4m the hole passed through basalt flows and gabbro sills with zones of weak to moderate alteration, quartz veining and sulphides. A zone of more intense quartz veining from 1,338.4m to 1,396.0m is tentatively correlated with the B3 Zone some 500m above. Assays are pending for this zone.

From 1,418.4m to 1,451.8m hole S03-293 intersected a zone of strong dolomite-sericite alteration with locally abundant quartz veining, sulphides and visible gold, particularly in the intervals 1439.8m to 1,448.8 (54.7 g/t over 9.0m, or 1.6 oz/ton over 29.5 feet). The hole stayed in well deformed and altered basalts from 1,451.8m to 1602.6m. A second strong zone of dolomite-sericite alteration with abundant quartz veining and sulphides was encountered between 1,476.5m to 1,481.3m (4.5g/t over 4.8m). These two intervals of mineralization correlate well with the down dip projection of the B2 Zone mineralization and are very similar in style to drill intersections some 300-500m above. At 1,602.6m to 1,603.9m the hole intersected a quartz-veined section and then passed into the western sediment package until the end of the hole at 1,614.3m.

Implications of the Results

On the basis of the two deep drill holes completed at Boston to date, Miramar believes that it has confirmed that Boston-style alteration continues to depths of in excess of 1,000m below surface, that the alteration zone widens to depth and that it contains quartz veining and gold mineralization analogous to that seen in the B2 Zone, B3 and B4 Zone in the upper parts of the Boston system. These results exceed Miramar’s expectations for this deep drill program, and suggest that there is significant potential to extend the Boston system to depth and to delineate high grade mineralization at these depths.

As the dip of hole S03-293 in the interval 1,439.8m to 1,448.8m is only minus 16 degrees, the core length of this intercept is likely to be close to the true width. The presence of a second mineralized intercept (1,476.5-1,481.3m) in what is currently interpreted as the down dip extension of the B2 Zone is particularly significant as, in the heart of the current B2 Zone resource, a horizontal stacking of mineralized lenses is very important in increasing the concentrations of gold.

On Going Work

Miramar is currently drilling a further hole from west to east to step out 400m south of S02-293, to continue to evaluate the potential of the deeper portions of the Boston mineralized system. The Company is considering further follow up holes, such as drilling a new hole to test the alteration and shearing further to depth. Results from these holes, and for the rest of the assays in S03-290W and S03-293 will be announced as appropriate.

Hope Bay Project

The Hope Bay project is 100% owned by Miramar, extends over 1,000 sq.km. and encompasses one of the most prospective undeveloped greenstone belts in Canada. The belt contains a number of significant gold deposits which, combined, host a measured and indicated resource of 1.6 million oz of gold averaging 15.7 g/t plus an inferred resource of 2.7 million oz of gold averaging 12.3 g/t prior to the start of the 2003 program. All deposits remain open to expansion.

Additional Information

Maps and diagrams detailing some of the matters described herein are attached to this news release. If you are missing these illustrations, please download this news release from Miramar’s website at http://www.miramarmining.com/, to which they are attached, or contact us at the numbers listed below. All other information previously released on the Hope Bay Project is also available on these websites.

Forward Looking Statements

Statements relating to planned and completed exploration work at the Hope Bay project and the expected results of this work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ‘projects” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the exploration work program; and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2002 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs and estimates or opinions or other factors should change.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The terms “Resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission. “Resources” are sometimes referred to as “mineralization” or “mineral deposits”.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel:  (604) 985-2572     Fax:  (604) 980-0731
Toll Free: 1-800-663-8780
Email: info@miramarmining.com

Hole ID	From	To	Intercept	Gold	Intercept	Gold

	(m)	(m)	(m)	(g/t)	(ft)	(oz/ton)

S03-290	509.1	509.8	0.7	28.1	2.3	0.82

S03-290W	901.7	904.5	2.8	0.9	9.2	0.03

And	940.0	941.3	1.3	3	4.3	0.09

And	951.5	952.0	0.5	2.5	1.6	0.07

And	956.2	960.4	4.1	2.8	13.5	0.08

Including	958.3	959.0	0.7	8.7	2.3	0.25

And	994.2	996.3	2.1	1.0	6.9	0.03

And	998.7	999.6	0.9	2.4	3	0.07

And	1005.8	1006.2	0.4	2.1	1.3	0.06

And	1046.2	1049.0	2.9	1.2	9.5	0.03

And	1077.2	1077.7	0.5	3.7	1.6	0.11

And	1102.0	1102.7	0.7	13.7	2.3	0.40

S03-293	510.0	513.1	3.1	2.4	10.2	0.07

And	898.7	904.3	5.6	2.2	5.6	0.06

And	1257.8	1259.8	2.0	3.1	6.6	0.09

Assays from any samples collected between 1,313.0m and 1,317.9m are currently pending

And	1429.1	1432.4	3.3	3.8	10.8	0.11

And	1439.8	1448.8	9.0	54.7	29.5	1.60

Including	1442.9	1448.5	5.6	77.6	18.4	2.26

Including	1445.6	1448.5	2.9	129.5	9.5	3.78

And	1450.8	1451.8	1.0	2.4	3.3	0.07

and	1460.8	1462.5	1.7	8.2	5.6	0.24

and	1466.8	1467.8	1.0	1.2	3.3	0.03

and	1476.5	1481.3	4.8	4.5	15.7	0.13

including	1477.2	1479.3	2.1	9.4	6.9	0.27

Assays from any samples collected between 1,489.0m and 1,502.0m are currently pending